UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2018

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: March 27, 2018

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON appoints Ursula Burns as Executive Chairman,

CEO Jean-Yves Charlier to depart

Amsterdam, 27 March 2018 - VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 240 million customers, today announces the appointment of Ursula Burns as Executive Chairman, effective immediately. Ms. Burns has served as Chairman of the VEON Supervisory Board since July 2017. Her appointment as Executive Chairman follows the resignation of CEO Jean-Yves Charlier, who is leaving the company after leading VEON for the past three years.

In her capacity as Executive Chairman, Ms. Burns will continue her Chairmanship while also assuming direct supervision of the Company’s executive management team. During this transition period, she will be supported by Kjell Morten Johnsen, who will take on the role of interim Chief Operating Officer, assisting her in overseeing VEON’s operations in its markets.

The Supervisory Board is undertaking a search for a new CEO, and once a replacement is named and installed, Ms. Burns will revert to her role as Chairman of the Board.

Ms. Burns said: “The Supervisory Board and I want to extend our thanks to Jean-Yves for his contribution during his time at VEON. He leaves the company having led three years of performance, structural and business transformation, and he will assist me with the transition. With VEON’s unique geographic footprint, and a strong push on our digital agenda to better serve our 240 million customers, we are well positioned to compete, grow and prosper in the markets we serve. I look forward to working even closer with VEON’s management team to build on our strong foundations and find further opportunities to unlock value for our shareholders.”

Mr. Charlier said: “It has been a privilege to lead VEON through a critical period in its history. Over the past three years, we have achieved a profound transformation of the Group and I am immensely proud of all that we have accomplished. The transformation creates a solid foundation for a positive path for the company in the years ahead and I wish Ursula and the VEON teams across the world the very best.”

About Ursula Burns

On 24 July 2017, VEON appointed Ursula Burns as Chairman of the Supervisory Board. Ms. Burns has extensive international experience of large companies confronting technology change in their industries.

She was Chairman of the Board of the Xerox Corporation from 2010 to 2017 and Chief Executive Officer from 2009 to 2016. She is a director of the boards of American Express, Exxon Mobil, Nestlé and Uber.

President Barack Obama appointed her to help lead the White House national program on Science, Technology, Engineering and Math (STEM), and she served as chair of the President’s Export Council.

Ms. Burns also counsels other community, educational and non-profit organizations including the Ford Foundation and the Massachusetts Institute of Technology (MIT) Corporation. She is a member of the National Academy of Engineers and the American Academy of Arts and Sciences.

Ms. Burns holds a master’s degree in mechanical engineering from Columbia University and a bachelor’s in mechanical engineering from Polytechnic Institute of New York University.

About Kjell Johnsen

Kjell Morten Johnsen is VEON’s Head of Major Markets, with responsibility for the Group’s businesses in Russia and Italy. He was previously CEO of Beeline Russia. Kjell joined VEON from Telenor, where he was head of Telenor Europe with previous roles as CEO of Telenor Serbia, as well as Senior Vice President and Head of Telenor Russia, Telenor Central & Eastern Europe. He was also a member of VEON Ltd’s Supervisory Board from 2011 until 2015 and PJSC VimpelCom’s Board of Directors from 2007 to 2013.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 240 million customers it currently serves, and many others in the years to come. For more information visit: http://www.veon.com.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management changes, the advancement of our digital agenda, expectations regarding our ability to compete, grow and prosper in our frontier markets, and our ability to find further opportunities to unlock value for shareholders. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. Although VEON believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions at the time made, it can give no assurance that such expectations will be achieved. Future events and actual results, financial and otherwise, may differ materially from the results discussed in the forward-looking statements as a result of risks and uncertainties. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contact information

Investor Relations

Richard James

ir@veon.com

Media and Public Relations

Maria Piskunenko

pr@veon.com